Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2
Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01  Amended 01/01/11

Name of entity MISSION NEWENERGY LIMITED
ABN 117 065 719

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MR GUY BURNETT
Date of last notice	13 January 2011

Part 1 - Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	14 July 2011

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y  Page 1

Appendix 3Y
Change of Director’s Interest Notice

No. of securities held prior to change
a)    Ordinary Fully Paid Shares
78,667

b)    30 June 2011 ($0.17) Options
       35,000

c)    Performance Rights
Tranche 1: 12,000

Vesting conditions attached to each of the tranche 1 performance rights are as follows;

    i)        Vesting in equal tranches on:
(1)  EPS of A$0.06 for the year ended 30 June 2011,
(2)  EPS of A$0.15 for the year ended 30 June 2012,

Tranche 2: 33,334

Vesting conditions attached to each of the
tranche 2 performance rights are as follows;

33,334 on 01/07/11

Class	a) Ordinary Fully Paid Shares; b) Options; and c) Performance rights.
Number acquired	a) 33,334 ordinary shares
Number disposed	b) 35,000 options c) 39,334 performance rights
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	a) Nil, ordinary shares obtained on the exercise of performance rights in accordance with the Executive Rights Plan; b) Nil, expiry of options; and c) Nil, performance rights exercised and lapsed.
No. of securities held after change
a)     Ordinary Fully Paid Shares
 112,001
b)     Performance Rights
 Tranche 1: 6,000

Vesting conditions attached to the remaining tranche 1 performance rights are as follows;

(1)     EPS of A$0.15 for the year ended 30 June 2012,

+ See chapter 19 for defined terms.

Appendix 3B Page 2	01/01/2011

Appendix 3Y
Change of Director’s Interest Notice

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back
a)     Issue of 33,334 Fully Paid Ordinary Shares upon the exercise of Performance rights in accordance with the Executive Rights Plan

b)    Expiry of 35,000 ($0.17) Options

c)    Exercise of 33,334 performance rights in accordance with the Executive Rights Plan
Lapse of 6,000 performance rights at July 2011 on not meeting the vesting conditions;
   (1)  EPS of A$0.06 for the year ended 30 June 2011,

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract
Nature of interest
Name of registered holder (if issued securities)
Date of change
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed
Interest acquired
Interest disposed
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation
Interest after change

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No

+ See chapter 19 for defined terms.

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Appendix 3Y
Change of Director’s Interest Notice

If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

+ See chapter 19 for defined terms.

Appendix 3B Page 4	01/01/2011